POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited consolidated interim financial statements (including the notes thereto) as at and for the three months ended March 31, 2015, 2014 Annual MD&A and 2014 Audited Annual Consolidated Financial Statements and Notes thereto and other recent filings with Canadian and U.S. securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 4, 2015 and was reviewed by the Audit Committee of the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s first quarter 2015 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board in assessing the Corporation’s performance and making decisions about ongoing operations. These measures are also used by investors, as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the consumer website www.points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

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Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

•	United Airlines MileagePlus	•	InterContinental Hotels Group
•	Southwest Airlines Rapid Rewards	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Hilton HHonors
•	Virgin Atlantic Flying Club	•	Alaska Airlines Mileage Plan
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Airlines AAdvantage
•	US Airways Dividend Miles	•	Lanpass

In 2015, Points expects to deliver over $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ Capital Market (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income. Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk. Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Year over year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 26%. During the same time period, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant industries in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger increases in their membership base. In addition, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent in the industry. As a result of this changing landscape, loyalty programs must continue to actively engage their members and provide them with innovative value propositions to continue to drive activity in their programs.

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In response to this changing landscape, the Corporation has developed and advanced its loyalty commerce platform, which is an API-driven transactional platform that provides external product developers easy access to the direct integrations with the Corporation’s loyalty program members. The loyalty commerce platform provides a medium to more easily facilitate transactions and provide greater value to a program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended March 31, 2015 include:

  Quarterly revenue of $67,117, an increase of $8,860, or 15% over the prior year quarter;

  Quarterly gross margin of $11,301, an increase of $3,033, or 37% over the prior year quarter (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 7 for definition and explanation);

  Net income of $1,715, an increase of $1,272, or 287% over the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $3,579, higher by $2,379 or 198% from the prior year quarter (please refer to ‘Adjusted EBITDA’ on page 11 for definition and explanation); and

  As at March 31, 2015, the Corporation has cash and cash equivalents of $46,128 and no debt.

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SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars,
except per share	March 31,	December 31,	March 31,
amounts)(unaudited)	2015	2014	2014
Revenue	$67,117	$64,841	$58,257
Gross margin[1]	11,301	10,394	8,268
Ongoing operating expenses	7,722	7,708	7,068
Adjusted EBITDA[2]	3,579	2,686	1,200
Operating income [3]	2,566	2,051	724
Net income	$1,715	$1,468	$443
Earnings per share
Basic	$0.11	$0.10	$0.03
Diluted	$0.11	$0.09	$0.03
Weighted average shares outstanding
Basic	15,666,589	15,402,258	15,367,681
		15,627,059
Diluted	15,759,278		15,662,534
Total assets	$92,378	$85,061	$86,348
Total non-current liabilities	$320	$269	$376
Shareholders' equity	$42,480	$41,217	$33,262

1 Gross margin is a non-GAAP financial measure. Refer to page 7 for definition and explanation.

2 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 11 for definition and explanation.

3 Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense. Management presents this additional GAAP measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

BUSINESS RESULTS AND OUTLOOK

Financial results for the first quarter of 2015 represent a strong financial start to the year, with the Corporation delivering strong growth in revenues, gross margin and profitability. During this period, Points’ continued to invest against its strategic initiatives, while demonstrating improved operating leverage in the business.

In the first quarter of 2015, the Corporation generated revenues of $67,117, a 15% increase year over year. Similarly, gross margin increased to $11,301, up 37% from the first quarter of 2014. The growth in revenues and gross margin reflected the added contribution from new partners and products launched over the last twelve months. These partnerships included the launch of the Buy, Gift and Transfer (“BGT”) program with the Hilton HHonours program in June 2014, and in December 2014, the launch of the BGT and Reinstate programs with the United Airlines MileagePlus program. In addition to new partnerships, the Corporation saw strong organic revenue growth from its existing products and partners, growing approximately 10% on a year over year basis, due to strong marketing activity in the quarter.

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Management remains committed to executing on its strategic investments while balancing the need to demonstrate continued growth in profitability. In respect of this, the Corporation succeeded on both of these objectives in the first quarter of 2015. The Corporation delivered record quarterly Adjusted EBITDA of $3,579, a 198% year over year increase. Similarly, net income increased 287% on a year over year basis to $1,715. These results demonstrated improved efficiency in the business, as Adjusted EBITDA as a percentage of gross margin, an internal measure used to assess operating efficiency, was 32% in the first quarter, compared to 15% in the prior year quarter.

The continued development of the Corporation’s Loyalty Commerce Platform and expansion of its consumer strategy remain key investment areas for Points in 2015. Management will continue to invest a portion of its net operating cash towards these strategic initiatives throughout the year. To date in 2015, the Corporation advanced its efforts on expanding the platform’s marketing and merchandising capabilities related to its core retailing products, including responsive design and personalized offers. The Corporation will begin to transition its legacy partners over to the new platform throughout the year to fully take advantage of the new capabilities.

On the consumer side of the business, the Corporation made progress against the loyalty wallet in the first quarter, a distributable product expected to be in-market in the second half of 2015. Management expects the loyalty wallet to be complimentary to the expanding digital wallet landscape, while also extending into the financial institution and online travel verticals. In addition, the Corporation also made progress against its points.com product, which it will be re-launching in 2015 as a distributable loyalty wallet. The new version will be mobile friendly, with an improved user interface and personalized offers.

In the quarter, the Corporation has also made progress in Europe with the signing of one of its European brands to use a private label version of its PointsHound product. This product is expected to launch towards the end of the fiscal year, but will allow members of of this program to earn points/miles in its program from booking hotel stays through their own private-branded hotel booking website, powered by PointsHound.

From a partner development perspective, the Corporation continued to expand the breadth and depth of its Loyalty Commerce Platform. To date in 2015, the Corporation has launched or signed 2 new partners and 14 new products in 2015, including the addition of 5 legacy partners onto the PointsHound product.

Importantly, the Corporation was successful in expanding and diversifying its international reach. Just after the first quarter, the Corporation announced a new partnership in the Asian loyalty market. The Corporation signed a new partnership with Hainan Airlines, a large Chinese airline, where it will power its BG products for international members of the Fortune Wings Club program. While the initial launch with Hainan contemplates a fairly limited scope in which the program will be made available to international loyalty program members only, the new partnership provides the Corporation with some first-mover advantages in the People’s Republic of China, a market with long-term growth potential. Given the long-term growth potential in the Asian market place, management is focused on building out this new relationship and expanding the reach of its products in this region.

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Management expects to deliver strong full year growth in revenue and Adjusted EBITDA and remains on track to meet its 2015 financial guidance. Additionally, management remains focused on long term growth and will continue to reinvest a portion of its incremental profitability against its core technology and product initiatives that are focused on broader opportunities in the loyalty industry. At the beginning of the second quarter of 2015, the Corporation will begin to absorb the impact of industry consolidation, notably the loss of the US Airways and American Airlines BGT businesses. Despite this, full year Adjusted EBITDA in 2015 is expected to increase 15-25% over the prior year.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross margin is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross margin generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

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	For the three months ended
(In thousands of US dollars)	March 31,	December 31,	March 31,
(unaudited)	2015	2014	2014
Principal revenue	$62,625	$61,829	$56,162
Other partner revenue	4,476	2,979	2,076
Interest revenue	16	33	19
Total revenue	$67,117	$64,841	$58,257
Direct cost of principal revenue	55,816	54,447	49,989
Gross margin[1]	$11,301	$10,394	$8,268
Gross margin %[2]	17%	16%	14%

1 Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 7 for definition and explanation.

2 Gross margin % is a non-GAAP financial measure and is defined as Gross margin as a percentage of Total revenue.

The Corporation generated revenue of $67,117 for the three months ended March 31, 2015, an increase of $8,860, or 15% over the same quarter of 2014. The increase in revenues over the prior year period is primarily attributable to the launch of new principal partnerships and products over the last twelve months, as well as organic growth from the Corporation’s existing products and partners of approximately 10%. Revenue growth is dependent on various factors, including the timing of promotions that are sent by the Corporation to the loyalty programs’ membership base, growth in a partner’s membership base, and the effectiveness of other marketing campaigns and channels initiated by the Corporation to generate incremental revenues.

Principal revenue for the first quarter of 2015 was $62,625, an increase of $6,463 or 12% over the first quarter of 2014. The increase in principal revenue over the prior year quarter is primarily a result of new partners and products launched in 2014 and organic growth from the Corporation’s existing partners and products. In the fourth quarter of 2014, the Corporation signed a long-term agreement with United Airlines MileagePlus to power its BGT and Reinstate products. In addition, in June 2014 the Corporation launched the BGT program with Hilton HHonors members. Principal revenue increases from new partnerships and organic growth in the Corporation’s existing partner base was partially offsetting by a decline in principal revenues associated with the consolidation of the American Airlines AAdvantage and US Airways Dividend Miles programs. Revenues associated with the US Airways BGT products were recorded as other partner revenue in the first quarter of 2015 versus principal revenue in the prior year quarter. The Dividend Miles program was merged with the AAdvantage program at the end of the first quarter of 2015, and starting in the second quarter of 2015, will now be powered by the programs in-house solution.

Other partner revenue for the first quarter of 2015 was $4,476, higher by $2,400, or 115% from the first quarter of 2014. The year over year increase was largely due to US Airways BGT revenues being recognized as other partner revenue effective January 1, 2015, and to a lesser extent, growth in the Corporation’s existing commission partnerships.

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Gross margin for the first quarter of 2015 was $11,301, an increase of $3,033, or 37%, from the prior year quarter. The increase in gross margin dollars was largely driven by new partnerships and products launched in 2014, as well as organic growth from the existing partnership base, and was impacted by the level of marketing efforts in the first quarter of 2015. The success of marketing efforts which often includes specific promotional activity will drive increased transactions and gross margin dollars. Gross margin percentage moved from 14% in the first quarter of 2014 to 17% in the first quarter of 2015. The increase in gross margin percentage was impacted by the relative mix of principal and other partner revenues, including the revenues from the US Airways BGT programs being recorded as other partner revenue in the first quarter.

ONGOING OPERATING COSTS

	For the three months ended
(In thousands of US dollars)		December 31,		March 31,
(unaudited)	March 31, 2015	2014		2014
			$
Employment costs	$5,924	$5,289		5,505

Marketing and communications	275	330		198

Technology services	270	276		219

Operating expenses	1,253	1,813		1,146
			$
Total	$7,722	$7,708		7,068

Ongoing operating costs are predominantly cash-based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the first quarter of 2015 were $7,722, an increase of $654, or 9%, from the first quarter of 2014.

The increase in ongoing operating costs over the prior year period was primarily attributable to the continuation of the Corporation’s investment strategy that began in 2013. Throughout the course of 2014 and during the first quarter of 2015, the Corporation increased headcount in a number of areas to build upon its long-term initiatives. The Corporation has continued to develop its Loyalty Commerce Platform in 2015, and has also increased resources in its San Francisco office, which is developing the loyalty wallet initiative so that the Corporation can increase its presence in the growing digital wallet space. To a large degree, the investment strategy involves increasing costs to improve technological infrastructure and development of new products that are anticipated to increase revenue and gross margin dollars in future years. Further details of the changes in ongoing operating costs are provided below.

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Employment Costs

Employment costs include salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, and are predominantly incurred in Canadian dollars. Employment costs of $5,924 in the first quarter of 2015 increased by $419, or 8%, from the first quarter of 2014.

The increase in employment costs over the prior year period was primarily attributable to an increase in full time equivalents (“FTEs”), which increased from 149 in the first quarter of 2014 to 177 in the first quarter of 2015. Headcount additions made over the last twelve months include the impact of hiring in the San Francisco office and absorbing the staff acquired from the Corporation’s acquisition of Accruity Inc. in April of 2014. New staff additions are focused on areas that support the Corporation’s strategic initiatives, which include continued development of its Loyalty Commerce Platform, improving the capabilities of its core retailing products, and enhancing its consumer strategy, including development of the loyalty wallet. The Corporation also added headcount in the areas of marketing and customer analytics, aimed at enhancing the Corporation’s marketing capabilities by utilizing loyalty program member data to target more effective promotions with increased benefit and value to the loyalty partner’s membership base. The Corporation will continue to make strategic headcount investments for the balance of 2015 in these areas as it continues to focus on its longer-term initiatives. Employment costs are expected to increase marginally throughout the course of the year.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing costs for the first quarter of 2015 increased $77, or 39%, from the first quarter of 2014. The increase from prior periods is due to higher product promotional activity incurred in 2015, as well as increased advertising costs associated with promotions that were incurred in the current year compared to the prior year quarter. The Corporation expects that the marketing and communications spend will increase marginally in the second quarter of 2015.

Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology service costs for the first quarter of 2015 increased by $51, or 23%, from the first quarter of 2014. The increase from the prior quarter is primarily attributable to the cost of additional server space as well as higher software license costs. Technology services expenditures are expected to increase marginally throughout the course of 2015.

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Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the first quarter of 2015 were $1,253, an increase of $107, or 9%, from the first quarter of 2014. The increase from the first quarter of 2014 was primarily related to higher travel costs related to business development activities, as well as increased operating costs associated with the Corporation’s offices in San Francisco and the acquisition of Crew Marketing International, Inc. (”Crew Marketing”) in December 2014. Operating expenses are expected to increase marginally throughout the course of 2015.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Adjusted EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US	March 31,	December 31,	March 31,
dollars)(unaudited)	2015	2014	2014
Net income	$1,715	$1,468	$443

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Interest and other income	-	-	(5)
Income tax expense	851	583	286
Depreciation and amortization	877	581	544
Foreign exchange (gain) / loss	136	54	(68)
Adjusted EBITDA[1]	$3,579	$2,686	$1,200
Gross Margin	$11,301	$10,394	$8,268
Adjusted EBITDA[1] as a % of Gross Margin	32%	26%	15%

1 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 11 for definition and explanation.

For the quarter ended March 31, 2015, the Corporation’s Adjusted EBITDA was $3,579, an increase of $2,379, or 198%, from the first quarter of 2014. The increase is largely due to incremental gross margin dollars from new principal partners that were launched in 2014, as well as gross margin growth realized from existing partnerships, in part due to the success of promotional activities in the first quarter of 2015 compared to the prior year quarter.

Additionally, in line with management’s view that gross margin is an integral measure of financial performance, Adjusted EBITDA as a percentage of gross margin is viewed by management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas.

For the three months ended March 31, 2015, Adjusted EBITDA as a percentage of gross margin was 32%, up from 15% in the prior year quarter. The increase was due to incremental gross margin dollars generated from the Corporation’s new partnerships launched in 2014 and organic growth from existing partners outpacing investment spend in the current quarter.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

	For the three months ended
(In thousands of US dollars)	March 31,	December 31,	March 31,
(unaudited)	2015	2014	2014
Depreciation and amortization	$877	$581	$544
Foreign exchange (gain) / loss	136	54	(68)
Interest and other income	-	-	(5)
Income tax expense	851	583	286
Total	$1,864	$1,218	$757

Depreciation and Amortization Expense

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Depreciation and amortization expense in the first quarter of 2015 increased $333, or 61%, from the first quarter of 2014. The increase from prior periods is primarily related to amortization on assets of Crew Marketing acquired in December 2014.

Foreign Exchange (“FX”) Gain / Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end foreign exchange (“FX”) rate. The net effect after translating the balance sheet accounts is recorded in the consolidated interim statement of comprehensive income for the period.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in the first quarter of 2015 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended March 31, 2015, the Corporation reclassified a loss of $244, net of tax, from other comprehensive loss into net income (2014 - reclassified loss of $195, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes at March 31, 2015. Realized losses from the Corporation’s hedging activities, in 2015, were driven by the appreciation of the U.S. dollar.

For the quarter ended March 31, 2015, the Corporation recorded a foreign exchange loss of $136 compared with a foreign exchange gain of $68 in the first quarter of 2014, primarily driven by an appreciation of the US dollar resulting in foreign exchange losses.

Income Tax Expense/Recovery

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The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $851 for the quarter ended March 31, 2015. This expense largely relates to the reduction of the deferred tax asset, as the Corporation generated taxable income in the first quarter of 2015.

NET INCOME AND EARNINGS PER SHARE

	For the three months ended
(In thousands of US dollars
except per share	March 31,	December 31,	March 31,
amounts)(unaudited)	2015	2014	2014
Net income (loss)	$1,715	$1,468	$443
Earnings (loss) per share
Basic	$0.11	$0.10	$0.03
Diluted	$0.11	$0.09	$0.03

The Corporation reported net income of $1,715 for the quarter ended March 31, 2015 compared with a net income of $443 for the quarter ended March 31, 2014. The increase from the prior year period was primarily due to higher Adjusted EBITDA generated in the first quarter, partially offset by increased income tax expense and higher depreciation and amortization charges.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,666,589 common shares for the quarter ended March 31, 2015, compared with 15,367,681 common shares for the quarter ended March 31, 2014. The Corporation reported basic earnings per share of $0.11 and diluted earnings per share of $0.11 for the first quarter of 2015 compared with basic earnings per share of $0.03 and diluted earnings per share of $0.03 for the first quarter of 2014.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	Mar 31,	Dec 31,
(In thousands of US dollars)		2014
(unaudited)	2015
Cash and cash equivalents	$46,128	$36,868
Restricted cash	2,297	1,573
Funds receivable from payment processors	4,260	6,691
Accounts receivable	2,144	2,305
Prepaid expenses and other assets	2,054	1,134
Total current assets	$56,883	$48,571
Property and equipment	1,703	1,856
Intangible assets	18,176	18,320

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Goodwill	7,130	7,130

Deferred tax assets	2,789	3,492
Long-term investment	5,000	5,000
Other assets	697	692
Total non-current assets	$35,495	$36,490

Accounts payable and accrued
liabilities	$4,047	$6,260
Payable to loyalty program partners	$43,634	36,030
Current portion of other liabilities	1,897	1,285
Total current liabilities	$49,578	$43,575
Total non-current liabilities	$320	$269
Total shareholders’ equity	$42,480	$41,217

Cash and cash equivalents

The Corporation’s cash and cash equivalent balance increased $9,260 compared to the end of 2014. Cash and cash equivalents was impacted by the Corporation’s incremental Adjusted EBITDA earned during the first quarter of 2015 and the movement of certain working capital balances, offset by the increased investment in capital assets and intangible assets as well as the initiation of the Corporation’s normal course issuer bid in March 2015 that resulted in the buy-back of common shares.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $2,431 compared to the end of 2014, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the fiscal period, and when the receivable balances have not been settled in cash by payment processors.

Prepaid expenses and other assets

The Corporation’s prepaid expenses and other assets balance increased $920 compared to the end of 2014, and was primarily is a result of the timing of additions to prepaid assets, which generally include annual renewals of insurance and licenses.

Intangible assets

The Corporation’s intangible assets balance decreased $144 compared to the end of 2014, and was primarily driven by amortization of intangible assets slightly outpacing additional capitalization in the period. The Corporation recorded depreciable intangible assets of $10,700 as part of the acquisition of Crew Marketing which will be amortized over their useful lives.

Deferred tax asset

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The Corporation’s deferred tax asset balance decreased $703 compared to the end of 2014, and was primarily a result of the Corporation generating taxable income in the first three months of 2015.

Accounts payable and accrued liabilities

The Corporation’s accounts payable and accrued liabilities balance decreased $2,213 compared to the end of 2014, and is primarily due to the timing of payments including the Corporation’s annual employee incentives, as well as professional and consulting fees associated with the acquisition of Crew Marketing in December 2014.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners balance increased $7,604 compared to the end of 2014, which is primarily attributable to the timing of payments made to loyalty partners. In addition, the Corporation began to record a payable to United Airlines Mileage Plus as a result of the launch this partnership in December 2014. The Corporation may have up to approximately sixty days to pay loyalty partners based on its settlement cycle with loyalty partners.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	March 31,	December 31,	March 31,
(In thousands of US dollars)
(unaudited)	2015	2014	2014
Cash and cash equivalents	$46,128	$36,868	$58,945
Restricted cash	2,297	1,573	1,590
Funds receivable from payment processors	4,260	6,691	5,651
Total funds available	52,685	45,132	66,186
Payable to loyalty program partners	43,634	36,030	47,896
NET OPERATING CASH[1]	$9,051	$9,102	$18,290

Total current assets	$56,883	$48,571	$70,048
Total current liabilities	49,578	43,575	52,710
WORKING CAPITAL	$7,305	$4,996	$17,338

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

The Corporation’s financial strength is reflected in its balance sheet. As at March 31, 2015, the Corporation continues to remain debt free with $9,051 of net operating cash.

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Net operating cash decreased $51 from December 31, 2014. Cash used for share repurchases in the amount of $1,099, capital asset and intangible asset additions made during the period, and changes in other working capital balances were largely offset by positive Adjusted EBITDA of $3,579 generated in the three month period ended March 31, 2015.

The Corporation’s working capital (defined as current assets minus current liabilities) was $7,305 at March 31, 2015 compared to working capital of $4,996 as at December 31, 2014. Working capital increased primarily due to Adjusted EBITDA generated during the first quarter of 2015, offset by investing activities during the period, and the launch of new partnerships and promotional activity which will impact funds receivable from payment processors and payable to loyalty program partners balances. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary	For the three months ended
(in thousands of US dollars) (unaudited)	March 31, 2015	December 31, 2014	March 31, 2014
Operating activities	$10,435	$(4,086)	$(4,825)
Investing activities	(1,330)	(15,465)	(487)
Financing activities	(868)	5	73
Effects of exchange rates	1,023	582	(4)
Change in cash and cash equivalents	$9,260	$(18,964)	$(5,243)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In the first quarter of 2015, and compared to the prior year quarter, the Corporation experienced an increase in cash inflows primarily due incremental EBITDA earned during the quarter and an increase in payable to loyalty program partners largely due to the launch of the United Airlines Mileage Plus loyalty partner relationship at the end of 2014 which resulted in a larger payable balance at March 31, 2015.

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Investing Activities

Cash used in investing activities generally includes the purchase of capital assets and intangible assets in the period, and in 2014 also included acquisition activities. In the current year quarter, investing activities included an increase in restricted cash and continued investment in capital and intangible assets that were mainly focused on building out the Corporation’s technology capabilities. In 2014, the Corporation completed two acquisitions, including the acquisition of Crew Marketing in December 2014 which included cash consideration of $14,500.

Throughout 2015, the Corporation will focus a significant amount of its development resources on enhancing its core retailing products, developing its Loyalty Commerce Platform, and increasing efforts on consumer products, including development of the loyalty wallet.

Financing Activities

Cash flows provided by financing activities for the three month period ended March 31, 2015 were primarily related to the repurchase of shares in accordance with the Corporation’s announcement in February 2015 to make a normal course issuer bid commencing in March 2015. Other financing activities that the Corporation will be involved in from time to time include making share repurchases to fund its share unit plan, and the receipt of cash from the exercise of stock options.

Contractual Obligations and Commitments

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+

Operating leases(1)	$1,421	$662	$593	$161	$5	$-

Principal(2) revenue	599,655	120,907	141,483	123,465	101,800	112,000

	$601,076	$121,569	$142,076	$123,62 6	$101,80 5	$112,00 0

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.
(3) The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $147 on the balance sheet representing mileage inventory as part of prepaid and other assets that were related to two revenue guarantees that were not met in 2014.

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Transactions with Related Parties

The Corporation has entered into an agreement with a company whose President is a member of the Corporation’s Board of Directors. This agreement relates to digital marketing software provided to the Corporation, and is an immaterial portion of the Corporation’s marketing and communications expenses. The total amount paid during the three month period ending March 31, 2015 was $25. The Corporation records these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of the Corporation’s Board of Directors.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 57,482 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at May 1, 2015 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price
Options	May 21, 2015	3,854	5.30
Options	November 12, 2015	1,250	7.80
Options	February 16, 2016	52,378	11.04
Total		57,482

OUTSTANDING SHARE DATA

As of May 1, 2015, the Corporation has 15,623,416 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 796,627 common shares. The options have exercise prices ranging from $5.30 to $30.84 with a weighted average exercise price of $15.45. The expiration dates of the options range from May 21, 2015 to March 16, 2020.

The following table lists the common shares issued and outstanding as at May 1, 2015 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

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	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,623,416
Convertible Securities: Share options	796,627	CAD$ 12,307,887
Common Shares Issued & Potentially Issuable	16,420,043	CAD$ 12,307,887
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	90,752

(1) The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic	Diluted
		Net income	earnings	earnings
Three month period ended	Total	(loss)	(loss) per	(loss) per
	Revenue		share	share
March 31, 2015	$67,117	$1,715	0.11	0.11
December 31, 2014	64,841	1,468	0.10	0.09
September 30, 2014	61,446	1,553	0.10	0.10
June 30, 2014	70,445		0.08	0.08
		1,220
March 31, 2014	58,257		0.03	0.03
		443
December 31, 2013	69,087	2,291	0.15	0.15
September 30, 2013	54,441		0.08	0.07
		1,145
June 30, 2013	41,924	218	0.01	0.01

Through years of successfully building partnerships with loyalty programs around the world, growing relationships with loyalty programs, and deepening its understanding of loyalty program members, the Corporation has built a reputation of being a leading global provider of e-commerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline industry in the US and in Europe, as generally, this industry has a high level of active loyalty programs members. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base, and has placed attention on other industries which are growing and include the hotel loyalty industry, financial services industry, and the speciality retail sector. Through the addition of new partnerships year after year, the Corporation has been able to generate increases in revenues on a consistent basis. In addition to this, the Corporation has continuously been building a stronger understanding of loyalty program members, and through the use of direct marketing techniques and building upon the benefits of effective consumer analytics, the Corporation has been successful in experiencing growth in transaction levels and revenues. Increases in both transaction levels as well as revenues could drive higher overall profitability, while decreases in both transaction levels as well as revenues could drive lower overall profitability. In the first quarter of 2015, the Corporation continued to increase its headcounts in areas that would benefit the long-term strategy of the Corporation, which includes developing its open-platform strategy and focusing on its consumer business.

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The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year and the level of marketing activities held with members of loyalty programs during the year. Historically, in the absence of any new partner or products launched, and in the absence of marketing activities, the Corporation will typically generate lower revenues in the first quarter of a year as fewer partner promotions are held after the December holiday season. In the absence of any new partner or products launched, revenues in the second and third quarters will be impacted by the level of marketing activity carried out with loyalty program members. Revenues for the first quarter of 2015 were the highest revenues for the Corporation in the first quarter of a year, and this was in part due to the launch of the United Airlines Mileage Plus partnership in December of 2014. Prior to the first quarter of 2015, revenues for the second quarter of 2014 were the highest in the Corporation’s history, and this was the outcome of partnerships launched in 2013 and 2014, as well as successful marketing techniques carried out with loyalty members that resulted in an increase in transactional levels.

Net income of the Corporation is a result of revenues generated in each quarter and is dependent on the launch of new partners and products, marketing and promotional activity carried out with program members, as well as changes in ongoing operating expenses. Since 2013, the Corporation has been focusing its objectives on the long-term strategy of the Corporation which included increases resources to support its open-platform strategy, and in the latter half of 2014 and into 2015, a focus on its consumer business. The headcount additions that have been made since 2013 have translated to increased ongoing operating costs, however the Corporation anticipates that its focus on the long-term objectives will results in higher net income levels in future years. The first quarter of 2015 and the second quarter of 2014 had higher net income compared to prior periods primarily due to the increased gross margin dollars contributed from principal partnerships launched during that year. Generally, the first quarter of each year since 2013 has been lower than other quarters, and this is largely due to performance based payments made in this quarter. While the increase in net income compared to prior periods is not necessarily indicative of net income to be seen in future periods, the consistent increase in net income since the first quarter of 2014 is a result of return on investments made by the Corporation since 2013.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2014. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (IFRS 15)
•	IFRS 9, Financial Instruments (IFRS 9)
•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

These changes are described in detail in the Corporation’s 2014 annual report.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2014. There have been no changes during the quarter ended March 31, 2015.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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